WILLIAMSBURG INVESTMENT TRUST

December 20, 2011

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Williamsburg Investment Trust (the “Trust”), on behalf of its series, the FBP Equity & Dividend Plus Fund (formerly, the “FBP Value Fund”) and the FBP Appreciation & Income Opportunities Fund (formerly, the “FBP Balanced Fund”) (individually, a “Fund,” collectively, the “Funds”)
File Nos. 811-05685, 33-25301

Ladies and Gentlemen:

We are electronically filing via EDGAR the Trust’s responses to comments provided by Ms. Karen Risotto of the staff of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 53 to the Trust’s registration statement on Form N-1A which was filed with the Commission on October 24, 2011.  The following are comments provided by the Commission staff and the Trust’s response to each:

PROSPECTUS

1.  In the table of Annual Fund Operating Expenses in the Risk/Return Summary for each Fund, confirm that the amount, if any, of “Acquired Fund Fees and Expenses” is accurate in light of the disclosure indicating that each Fund may normally invest up to 25% of its net assets in exchange-traded funds (“ETFs”).

RESPONSE:  The table of Annual Fund Operating Expenses accurately reflects the amount of acquired fund fees and expenses, if any, incurred by the Funds during their most recent fiscal year (March 31, 2011), which concluded prior to changing the Funds’ investment strategies in order to permit them to invest a greater percentage of their assets in ETFs.

2.  Under the discussion of the principal investment strategies of the FBP Equity & Dividend Plus Fund in the Risk/Return Summary and Additional Investment Information sections, revise the policy disclosing the Fund’s compliance with Rule 35d-1 under the 1940 Act to reflect that net assets include the amount of any borrowings for investment purposes.  In addition, explain what is meant by a “dividend-paying equity security.”

RESPONSE:  We have revised the policy as follows: “Under normal circumstances, at least 80% of the Fund’s net assets (including the amount of any borrowings for investment purposes) will be invested in equity securities of companies that are paying dividends at the time of purchase.”  In addition, we have clarified what is meant by “dividend-paying equity security” by changing the description to “equity securities of companies that are paying dividends at the time of purchase.”

3.  Provide industry support for the definition of large capitalization companies in the Risk/Return Summary for each Fund (companies with market capitalizations of $1 billion or more) or revise the definition.

RESPONSE:  We will continue to disclose that each Fund will invest in companies with market capitalizations of $1 billion or more but they will no longer be designated ‘large capitalization companies.” In addition, we have included the following disclosure describing the risks of investing in mid-capitalization companies:

Mid-Cap Company Risk.  Mid-capitalization (“mid-cap”) companies often involve higher risks because they may lack the management experience, financial resources, product diversification and competitive strengths of larger companies.  In addition, in many instances, the securities of mid-cap companies are traded only over-the-counter or on a regional securities exchange, and the frequency and volume of their trading is substantially less than is typical of larger companies.  Therefore, the securities of mid-cap companies may be subject to greater price fluctuations.

4.   The discussion of covered call option writing in the Risk/Return Summary states that the aggregate value of the underlying obligations will normally not exceed 35% of the FBP Equity and Dividend Plus Fund’s net assets and 25% of the FBP Appreciation & Income Opportunities Fund’s net assets, although each Fund may write covered call options to a greater extent when in the Adviser’s opinion, such investments would be advantageous to the Fund.  State the maximum amount of the aggregate value of underlying obligations as a percentage of net assets by which each Fund may invest.

RESPONSE:  We have revised the disclosure as follows:  The aggregate value of underlying obligations will normally not exceed [25%/35%] of each Fund’s net assets, but may increase to 50% of net assets when, in the Adviser’s opinion, such investments would be advantageous to the Fund.

5.   Under the discussion of the principal risks in the Risk/Return Summary for each Fund, remove the following sentence if a Fund is not advised by or sold through an insured depositary institution:   “An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.”

RESPONSE: Neither Fund is currently advised by or sold through an insured depositary institution and we have therefore removed the disclosure in question.

6.  The disclosure appearing in the paragraph immediately preceding the bar chart performance table stating that the performance of the FBP Equity & Dividend Plus Fund reflects a value investing strategy which is different than the dividend income strategy that is currently being used to manage the Fund should be supplemented to indicate that performance under the dividend income strategy may differ from performance under the value investing strategy.

RESPONSE: We have added the following disclosure: “Performance results using the dividend income strategy may differ from the performance results of the value investing strategy.”

7.  Supplementally explain the effect of the name change for the FBP Balanced Fund on the Fund’s principal investment strategies.

RESPONSE:  The name of the “FBP Balanced Fund” was changed to the “FBP Appreciation & Income Opportunity Fund” in light of certain changes to its investment strategy which include providing greater flexibility by removing the requirement to invest at least 25% of assets in fixed-income securities and utilizing covered call option writing and investment in ETFs to a greater extent.  In addition,  the Fund will no longer be required to invest 40-75% of its net assets in equity securities and 0-35% in money market instruments but would be permitted to allocate its assets in light of the investment adviser’s determination of market and economic conditions.

8.  In the section “Purchase and Sale of Fund Shares” in the Risk/Return Summary, disclose that the Funds’ shares are redeemable.

RESPONSE:  We have added the relevant language, as requested.

9.  Consider whether it would be appropriate to add disclosure to the Additional Investment Information section stating that the Funds may take temporary defensive positions from time to time in attempting to respond to adverse market conditions.

RESPONSE: We have added the following disclosure:

Temporary Defensive Measures.   Money market instruments will typically represent a portion of each Fund’s portfolio, as funds awaiting investment, to accumulate cash for anticipated purchases of portfolio securities and to provide for shareholder redemptions and operational expenses of the Funds. For temporary defensive purposes, when the Adviser determines that market conditions warrant, a Fund may depart from its normal investment strategies and investments in money market instruments may be increased, even to the point that 100% of the Fund’s assets may be so invested. Money market instruments mature in 13 months or less and include U.S. Government obligations and corporate debt securities (including those subject to repurchase agreements), bankers’ acceptances, certificates of deposit of domestic branches of U.S. banks and commercial paper, including variable amount demand master notes. At the time of purchase, money market instruments will have a short-term rating in the highest category by a nationally recognized rating agency or, if not rated, will have been issued by a corporation having an outstanding unsecured debt issue rated A or better by a rating agency or, if not so rated, will be of equivalent quality in the Adviser’s opinion.  When a Fund invests for temporary defensive purposes, it may not achieve its investment objectives.

10.  In the section How Net Asset Value is Determined, include disclosure stating that the share price of securities primarily listed on a foreign exchange may change on weekends or other days when the Funds do not price their shares.

RESPONSE:  We have added disclosure as follows:  To the extent that a Fund’s foreign securities are traded in other markets on days when the Fund does not calculate its NAV, the value of the Fund’s assets may be affected on days when shares of the Fund cannot be purchased or sold.

STATEMENT OF ADDITIONAL INFORMATION

1.  Add appropriate disclosure regarding the writing of uncovered (naked) call options in the Fund Objectives, Investments, Strategies and Risks section if either Fund intends to do so.

RESPONSE:  The Funds do not intend to write uncovered call options at the present time.

2.  The discussion in the Investment Limitations section of the measures that will be taken to reduce borrowings in the event borrowing by a Fund exceeds the amount permitted by its fundamental limitation should be amended to reflect that the Funds will reduce their borrowings within 3 days excluding Sundays and holidays.

RESPONSE:  We have added the relevant language as requested.

3.  In the Trustees and Officers section, the description of the Trust’s leadership structure and the determination that its leadership structure is appropriate, given the specific characteristics of the Trust, should include a discussion of such specific characteristics of the Trust.

RESPONSE:  We have added the following disclosure:

These characteristics include having a structure consisting of four distinct fund complexes, each having its own investment adviser and compliance officer at the fund complex level.

4.  In General Information about the Trust, describe the procedures used by the Trust to ensure that disclosure of information about portfolio securities is in the best interest of Fund shareholders, including procedures to address conflicts between the interests of the Trust’s shareholders and the interests of the Trust’s investment adviser, principal underwriter or any affiliated person of the Trust.

RESPONSE: We have added the following disclosure:

The Trust’s Chief Compliance Officer is responsible for monitoring the use and disclosure of information relating to portfolio securities.  Although no material conflicts of interest are believed to exist that could disadvantage the Funds or their shareholders, various safeguards have been implemented to protect the Funds and their shareholders from conflicts of interest relating to disclosure of portfolio information, including: the adoption of codes of ethics pursuant to Rule 17j-1 under the 1940 Act designed to prevent fraudulent, deceptive or manipulative acts by officers and employees of the Trust, the Adviser and the Distributor in connection with their personal securities transactions; the adoption by the Adviser and the Distributor of insider trading policies and procedures designed to prevent their employees’ misuse of material non-public information; and the adoption by the Trust of a Code of Ethics for Principal Executive and Senior Financial Officers that requires the Trust’s Principal Executive Officer(s), Principal Financial Officer(s) and Principal Accounting Officer(s) to report to the Board any affiliations or other relationships that could potentially create a conflict of interest with the Funds.

5.  Add disclosure to the performance returns as of March 31, 2011 in the Calculation of Performance Data section to explain that the performance results for the FBP Equity & Dividend Plus Fund reflects a value investing strategy that is different than the dividend income strategy that is currently being used to manage the Fund and that performance results under the different strategies may vary.

RESPONSE:  We have added the following disclosure

*The performance results were achieved using a value investing strategy which is different than the dividend income strategy that is currently being used to manage the Dividend Fund.  Performance results using the dividend income strategy may vary from the performance results of the value investing strategy.

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We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3418 if you have any questions.

Very truly yours,

/s/ Tina H. Bloom

Tina H. Bloom
Secretary